Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-276490

abrdn Platinum ETF Trust

(the “Trust”)

Supplement dated May 19, 2026 to the Prospectus dated January 19, 2024

This Supplement dated May 19, 2026 amends and supplements the prospectus for the Trust dated January 19, 2024, as supplemented to date (the “Prospectus”), and should be read in conjunction with, and must be delivered with, the Prospectus.

Effective May 18, 2026, the Trust effected a ten-for-one forward share split of the Shares issued by the Trust (the “Split”). As a result of the Split, every pre-Split Share held of record as of the close of the markets on May 14, 2026 was automatically exchanged for ten post-Split Shares. Immediately prior to the Split, there were 13,700,000 Shares issued and outstanding, each representing a net asset value (“NAV”) of $178.62. Immediately after the Split, the number of issued and outstanding Shares increased to 137,000,000, and the NAV per Share decreased to $17.86. The Split did not affect the Shares’ CUSIP number (003260106) or ticker symbol (PPLT).

In connection with the Split, the following changes are hereby made to the Trust’s Prospectus:

The disclosure under the heading “Creation and redemption” in the section entitled “THE OFFERING,” is deleted in its entirety and replaced with the following:

Creation and redemption	The Trust expects to create and redeem Shares from time to time, but only in one or more Baskets (a Basket equals a block of 50,000 Shares). The creation and redemption of Baskets requires the delivery to the Trust or the distribution by the Trust of the amount of platinum and any cash represented by the Baskets being created or redeemed, the amount of which will be based on the combined NAV of the number of Shares included in the Baskets being created or redeemed. On December 30, 2009, the Trust’s formation date, the initial amount of platinum required for deposit with the Trust to create Shares was 5,000 troy ounces per Basket.. On May 18, 2026, after giving effect to the 10-for-1 share split that occurred on that date, creation of a Basket required delivery of 453.121 ounces of platinum. The number of troy ounces of platinum required to create a Basket or to be delivered upon the redemption of a Basket gradually decreases over time, due to the accrual of the Trust’s expenses and the sale or delivery of the Trust’s platinum to pay the Trust’s expenses. See “Business of the Trust—Trust Expenses.” Baskets may be created or redeemed only by Authorized Participants, who pay a transaction fee to the Trustee for each order to create or redeem Baskets and may sell the Shares included in the Baskets they create to other investors. The Trust will not issue fractions of a Basket. See “Creation and Redemption of Shares” for more details.

The paragraph of disclosure under the heading “Summary Financial Condition” in the section entitled “PROSPECTUS SUMMARY” is hereby deleted and replaced with the following:

As of the close of business on May 18, 2026, the NAV of the Trust, which represents the value of the platinum deposited into and held by the Trust less any liabilities of the Trust, was $2,434,722,095.85 and the NAV per Share was $17.89.*

*Adjusted to give effect to the 10-for-1 Share split effected on May 18, 2026.

In the section entitled “BUSINESS OF THE TRUST,” under the heading “Hypothetical Expense Example,” the table is deleted in its entirety and replaced with the following:

	Year
	1	2	3
Hypothetical platinum price per ounce	$2,100.00	$2,100.00	$2,100.00
Sponsor’s Fee	0.60%	0.60%	0.60%
Shares of Trust, beginning	1,000,000	1,000,000	1,000,000
Ounces of platinum in Trust, beginning	10,000.00	9,940.00	9,880.36
Beginning adjusted net asset value of the Trust	$21,000,000	$20,874,000	$20,748,756
Beginning NAV per share	$21.00	$20.87	$20.75
Ounces of platinum to be delivered to cover the Sponsor’s Fee	60.00	59.64	59.28
Ounces of platinum in Trust, ending	9,940.00	9,880.36	9,821.08
Ending adjusted net asset value of the Trust	$20,874,000	$20,748,756	$20,624,263
Ending NAV per share*	$20.87	$20.75	$20.62

* Adjusted to give effect to the 10-for-1 Share split effected on May 18, 2026.

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The Prospectus remains unchanged in all other respects. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Prospectus, as supplemented to date.